October 10, 2014

Via EDGAR

Mr. Terence O’Brien
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

RE:	ForceField Energy Inc.
Form 10-K for the Year Ended December 31, 2013
Filed April 15, 2014
Form 10-Q for the Period Ended June 30, 2014
Filed August 19, 2014
Definitive Proxy Statement
Filed April 30, 2014
File No. 1-36133

Dear Mr. O’Brien:

This letter sets forth the responses of ForceField Energy Inc. ("Company") to the comments of the reviewing staff of the Securities and Exchange Commission (“Staff”) in connection with the above referenced filing(s) as set forth in the comment letter of September 12, 2014 (the “Comment Letter”).

The paragraph numbers below correspond to the numbered paragraphs in the Comment Letter.

Form 10-K for the Year Ended December 31, 2013

Government Incentives and Regulations, page 11

1.
Our future filings shall include a discussion of specific regulations and their effect on our Company, in addition to a clear explanation of applicable government incentives and their potential impact on our operations. Our future filings shall also include a discussion of how specific regulations have changed and to which markets the regulations apply to.

Legal Proceedings, page 16

2.
The reference to “certain managing shareholders” in our disclosure is to Anne B. Howard and Samuel Sami, PhD. The reference to these individuals as managing shareholders relates to represent the management of TransPacific Energy, Inc. (“TPE”) prior to the acquisition of our 50.3% equity interest in TPE. Our future filings shall disclose the identity of the individuals and that the reference relates to the management of TPE prior to our acquisition of our 50.3% interest in TPE.

Liquidity and Capital Resources, page 23

3.
Our future filings shall disclose how long our current cash position can sustain our operations. After considering the Staff’s comments, our disclosure for the fiscal year 2013 would have been revised to read as follows:

ForceField Energy Inc. • 245 Park Avenue, 39th Floor • New York, New York 10167
Office: (212) 672-1786 • Fax: (212) 792-4001 • Website: www.forcefieldenergy.com

“At December 31, 2013, we had cash on hand of $3,681,125, of which all was on deposit at institutions located within the United States, compared to $624,730 at December 31, 2012. For the years ended December 31, 2013 and 2012, we realized negative cash flows from the operating activities of our continuing operations of $2,087,850 and $1,615,734, respectively. Proceeds generated from private placements of our common stock and convertible debentures have been effectively the sole source of funding for our operations. During the years ended December 31, 2013 and 2012, we raised $4,888,900 and $2,293,400, respectively, in new capital proceeds through these private placements of our common stock and convertible debentures.

At December 31, 2013, we had a working capital deficit of $5,291,440, compared to a working capital deficit of $3,895,264 at December 31, 2012. The deficits were primarily attributable to the inclusion of current assets and liabilities from our discontinued operations held for sale. Our working capital balances, excluding the current assets and liabilities from our discontinued operations held for sale, totaled $3,171,600 and $133,643, respectively, at December 31, 2013 and 2013. The improvement in our working capital balance, excluding discontinued operations, is largely attributable to the increase of $2,595,500 in new capital proceeds generated through the private placements of our common stock and convertible debentures over the prior year period.

While we generated negative cash flows from operations during 2013, we believe that we have adequate resources on hand to meet our cash requirements for the foreseeable future. Our ability to continue to meet our obligations in the ordinary course of business is contingent upon our capability of establishing and sustaining profitable operations, both accretively through the acquisition of new businesses or technologies and organically. It is further contingent upon our capability of raising new capital, either privately or publicly, through debt or equity financing transactions. We can offer no assurance that such financings will be available to us on acceptable terms or that such transactions will not be dilutive to our current shareholders.

In March 2014, we entered in a letter of intent to acquire 17th Street ALD Management Corp. (“American Lighting”). If successful, we will use $2,500,000 of our cash on hand to consummate the acquisition. As such, we will be required to raise additional capital to fund our operations through the remainder of 2014. We estimate this amount to be between $2,000,000 and $2,500,000.”

4.
Our discussions of liquidity and capital resources in future filings shall include a discussion of our debt, including the interest payments due on our convertible debentures. Additionally, our future filings shall disclose the unregistered sale of our convertible securities in accordance with the requirements of Item 701 of Regulation S-K.

Exhibits, page 32

5.	Our future filings shall either file or incorporate by reference all of the required exhibits in our exhibit list in accordance with the requirements of Item 601 of Regulation S-K.

6.
We note the Staff’s comments in relation to our discussion of agreements to provide non-recourse third party financing to our clients. We did file these agreements as exhibits because we did not believe these agreements were material to us as they are informal arrangements that are non-binding and contain no performance obligations.  These agreements, which are not in writing, provide that the lenders agreed that we could refer clients of ours seeking funding to the lenders for potential loans. These lenders were introduced to us through a third party broker that arranges for financing facilities through various lending sources. The broker performed due diligence on the Company, and subsequently shared information and held discussions with potential lenders. We were notified that two financial institutions were interested in providing third party financing to our potential customers on terms and fees commensurate with their credit worthiness. These arrangements were expected to vary on a case by case basis and will be negotiated between the client and the lender.

Form 10-Q for the Period Ended June 30, 2014

Note 2.  Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-8

7.
Our disclosures with regard to revenues related to rebates received from utility companies shall be expanded in our future filings to better explain the nature of these rebates and why we have reflected these amounts in revenues. After considering the Staff’s comments, our disclosure for the period ended June 30, 2014 would have been revised to read as follows:

“The Company recognizes revenue from both direct customer sales and rebates from utility companies.  Revenue from direct customer sales is recognized once the Company has established that (i) there is evidence of an arrangement; (ii) delivery has occurred and the performance obligation is substantially complete; (iii) the fee is fixed or determinable; and (iv) collection is probable, which typically occurs at the completion of each energy-efficient lighting retrofit.

Revenue from rebates from utilities is recognized upon the completion of each eligible energy-efficient lighting retrofit. On eligible lighting retrofit projects, these rebates are simultaneously credited against the quoted sales price and assigned to the Company by the customer. The Company is responsible for the application of the rebate, and bears the risk of any loss from the verification and collection of the rebate. For the three and six month periods ended June 30, 2014, revenue from rebates from utilities totaled $366,392 and $1,077,056, respectively, as compared to $143,204 and $1,337,490 during the corresponding periods in the prior year.

Certain rebates from utility companies are subject to refund rights in the event that specified energy savings are not met. The Company assesses each retrofit project subject to refund rights to determine if the estimated energy savings are likely to be met. As of June 30, 2014 and December 31, 2013, there were no retrofit projects subject to this refund right that were not expected to meet the specified energy savings.

The utilities providing the retrofit rebate, at their discretion, can audit the Company's customer installations prior to payment. These audits often result in an adjustment to the rebate, which is netted against revenues. A reserve for adjustments was recorded based upon current period sales and the Company’s historical experience factor in recording such rebate adjustments. For the three and six month periods ended June 30, 2014, adjustments to rebates from utilities totaled $50,118 and $62,146, respectively, as compared to $9,068 and $24,347 during the corresponding periods in the prior year. These amounts are netted in the Company’s accounts receivable and revenue.”

Note 6.  Business Combinations, page F-12

8.
Paragraph 2.1 of the stock purchase agreement dated April 25, 2014 between the Company and American Lighting (the “Agreement”) entitled the sellers to “…the payment of additional consideration for the Purchased Shares equal to $1,200,000 in cash, as adjusted pursuant to Section 2.2 of this Agreement (the “AR Payments”), on collection of any and all accounts receivable of the Company, whether set forth on the Closing Date Balance Sheet or arising thereafter (the “Collected AR”), as and when the Collected AR are collected following the Closing. The AR Payments shall be made to Sellers on a monthly basis within five (5) Business Days of the end of each month at the rate of 65% of every one dollar ($1.00) of Collected AR received by the Company in such month, until the full balance of the AR Payments have been made to the Sellers. Each monthly payment of Collected AR made to the Sellers shall include a reasonably detailed accounting with respect to the Collected AR, identity and aging of the Company’s uncollected accounts receivable and such other information relating thereto as the Seller Representative shall reasonably request.”

In the pro forma financial statements provided in our Form 8-K/A filed on July 11, 2014, we reduced the combined accounts receivable balance to show the effect of the additional consideration, defined above, “as if paid” by proceeds from the collection of accounts receivable at the balance sheet date presented.

The amendment dated August 11, 2014 to the Agreement between the Company and 17th Street ALD Management Corp. was amended to replace paragraph 2.1 of the Agreement with, among other provisions, the following language: “Each and every AR Payment made to the Sellers from the Closing Date through the date of this Amendment shall be deemed properly paid by Buyer and/or the Company to the Sellers in accordance with the terms of the Agreement and shall not be otherwise affected by the following terms of this Section 2.1. Effective as of July 10, 2014, Buyer and the Company hereby grant a first priority security interest in, and otherwise assign, transfer and convey to the Sellers, the $1,064,163 of accounts receivable (the “AR Balance”) identified and set forth on Exhibit A attached hereto and incorporated into this Amendment by reference (the “Assigned Accounts”), as security for the full payment, discharge and performance by Buyer of its obligations to make the AR Payments due to the Sellers under the Agreement. The Sellers shall be entitled to receipt of every dollar collected from each and every Assigned Account, on a dollar-for-dollar basis, (the “Collected AR”) until the entirety of the AR Payments have been made in full, with the payment of any and all Collected AR to be made from time to time to the Sellers within five (5) Business Days of the collection of any such Assigned Accounts by Buyer and/or the Company.  Payment and performance of the entire AR Balance shall be guaranteed by Buyer pursuant to the terms of that certain Continuing Corporate Guaranty delivered by Buyer to the Seller Representative on the execution of this Amendment. Such Continuing Corporate Guaranty of Buyer shall be substantially in the form of Exhibit B hereto (the “Guaranty”).”

At the time of the amendment, the sellers had been paid approximately $267,000 towards the $1,200,000 of additional consideration described above. The amendment increased the amount owed to the sellers from approximately $933,000 to $1,064,163 as the result of negotiated adjustments to the working capital balance delivered and purchase consideration. Furthermore, the amendment required the assignment of specific accounts receivable balances as security against our obligation to the sellers. As such, and consistent with the pro forma financial statements provided in our Form 8-K/A filed on July 11, 2014, we would have recorded an additional decrease in the combined accounts receivable balance of approximately $131,000 at the balance sheet date presented.

9.
We note your comment that ASC 805-30-25-5 requires us to recognize the acquisition-date fair value of contingent consideration as part of the consideration transferred. For the periods presented, we had not completed the independent valuation study related to the acquisition of American Lighting by the report date. We reviewed the forecasted results for American Lighting and assigned a more likely than not probability that the maximum earnout amounts would be achieved during the specified performance periods. As such, we exercised what we believe to be a high level of conservatism in recording the maximum liability under the contingent consideration provisions of the Agreement. We expect that the results of the valuation study will be concluded by our next filing requirement and incorporated into our reported results.

10.
We note your comment that ASC 805-20-25-1 requires us to recognize, separately from goodwill, the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. For the periods presented, we had not completed the independent valuation studies related to the acquisitions of American Lighting and Catalyst LED’s LLC by the report date. As such, we first measured the fair value amounts of all known assets acquired and liabilities assumed. These amounts were then allocated against the purchase price of the acquisitions. The excess purchase consideration was subsequently assigned to goodwill. We included the following language in our notes to identify our estimates as being preliminary and subject to change: “The [excess] contingent consideration and purchase consideration, allocated entirely to goodwill, are considered preliminary and subject to change upon the completion of a valuation analysis to be performed by the Company's management by December 31, 2014. The final valuation may identify certain intangible assets that could reduce the amount of recorded goodwill.” We expect that the results of the valuation study will be concluded by our next filing requirement and incorporated into our reported results.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 4

Segment Results, page 7

11.
We believed that, with our adoption of predecessor and successor accounting following our acquisition of American Lighting, many of the comparisons of our results for the different periods presented would have resulted in disclosure that is not indicative of future performance and expectations. As a result, we limited our comparative discussions to circumstances to that which we believed would provide a reader with meaningful explanations more indicative in determining expectations for future performance.

However, our future filings shall disclose a comparison of the results of operations for the different periods presented, including line items and percentage changes deemed useful to an understanding of our financial performance for the period, as well as known changes, events, trends and uncertainties so an investor can ascertain the likelihood that past performance is indicative of future performance. After considering the Staff’s comments, our disclosure for the period(s) ended June 30, 2014 may have been revised to read as follows:

“Revenue

Revenue for the three months ended June 30, 2014 was $1,293,150, an increase of $463,829 or 55.9% as compared to $829,321 for the three months ended June 30, 2013. Revenue for the six months ended June 30, 2014 were $2,597,310, a decrease of $502,493 or 16.2% as compared to $3,099,803 for the six months ended June 30, 2013.

Our revenue for the 2014 and 2013 periods presented was generated entirely by our LED segment. Revenue is derived primarily from distribution, sale and installation of lighting products. These products include LED lighting lamps, fixtures and other conventional lighting products. Our LED segment revenue is subject to fluctuation, on both quarterly and annual basis, and is impacted by the timing of significant contracts and utility rebate programs. Historically, we have realized a greater percentage of revenue from this segment in the latter half of the year. As such, we anticipate increased levels of sales through the remainder of the current year.

Our results do not reflect any revenue from the waste heat recovery business of our ORC segment. The commercialization of this technology is taking longer than we had anticipated. As a result, we do not expect to realize any revenue from our ORC segment through the remainder of this year.

Gross Margin

Gross margin is calculated by subtracting cost of sales from revenue. Gross margin percentage is calculated by dividing gross margins by revenue. Our gross margin has been and will continue to be affected by a variety of factors, including the average sales prices of our products, product mix, our ability to reduce installation costs and fluctuations in the cost of our purchased components.

Gross margin for three months ended June 30, 2014 was $315,090, or 24.4% of revenue as compared to gross margin $262,665, or 31.7% of revenue in the corresponding period of the prior year. Gross margin for six months ended June 30, 2014 was $743,614, or 28.6% of revenue as compared to gross margin $1,385,469, or 44.7% of revenue in the corresponding period of the prior year. Our gross margin in the current year periods reflects the impact of our product mix and downward adjustments to revenue from rebates from utilities. We expect that our gross margin percentages will improve as our sales levels increase and our product mix changes through the remainder of 2014, although there can be no assurances.”

Definitive Proxy Statement Filed April 30, 2014

Letter to Shareholders

12.
Our future filings shall revise the language of any proposal regarding the advisory vote on executive compensation in our letter to shareholders as well as in the proxy card so that it is consistent with Exchange Act Rule 14a-21.

Compensation of Directors, page 9

13.
Our future filings shall present the director compensation in the tabular format prescribed in Item 402(r)(2) of Regulation S-K. After considering the Staff’s comments, the table in our disclosure for the fiscal year 2013 would have been revised to present as follows:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All other compensation ($)	Total ($)

Adrian Auman	$11,000	$24,000	$—	$—	$—	$—	$35,000

Kebir Ratnani	$11,000	$24,000	$—	$—	$—	$—	$35,000

David Vanderhorst	$11,000	$24,000	$—	$—	$—	$—	$35,000

Executive Compensation, page 13

14.
The increase in compensation to our executive officers of approximately $4,200 represented a change in paid health insurance benefits. This should have been referenced in our disclosure as all other compensation, not base salary, hence is correctly presented in the corresponding table. We shall ensure that our future filings will reflect properly the amounts described as compensation to our executive officer in our summary compensation table.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing(s); that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing(s); and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (754) 222-5984 or, in my absence, David Natan, Chief Executive Officer, at (754) 222-5983 should you have any questions or require additional information.

Sincerely,

/s/ Jason Williams
Jason Williams
Chief Accounting and Financial Officer